EXHIBIT 3.2

The text of amended Section 2.02 of the Company’s Amended Bylaws read in entirety as follows:

Section 2.02 Number of Directors. The Corporation shall have at least three directors; provided that, if there is no stock outstanding, the number of Directors may be less than three but not less than one, and, if there is stock outstanding and so long as there are less than three stockholders, the number of Directors may be less than three but not less than the number of stockholders. The Corporation shall have the number of directors provided in the Charter until changed as herein provided. A majority of the entire Board of Directors may alter the number of directors set by the Charter to not exceeding 15 nor less than the minimum number then permitted herein, but the action may not affect the tenure of office of any director.

Beginning with the election of directors in 1985, the Board of Directors shall be divided into three classes, Class I, Class II and Class III. Each such class shall consist, as nearly as possible, of one-third of the total number of directors, and any remaining directors shall be included within such class or classes as the Board of Directors shall designate. At the annual meeting of stockholders in 1985, Class I directors shall be elected for a one-year term, Class II directors for a two-year term, and Class III directors for a three-year term. At each succeeding annual meeting of stockholders beginning in 1986, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. Beginning with the annual meeting of stockholders in 2007, and at each succeeding annual meeting of stockholders thereafter, successors to the class of directors whose term expires at that annual meeting shall be elected for a one-year term, so that following the annual meeting of stockholders in 2009 the Board shall no longer be divided into classes. A director shall hold office, subject to removal, death, resignation, retirement or disqualification, until the annual meeting for the year in which his term expires and until his successor shall be elected and qualify. The provisions of this Section 2.02 shall not apply to directors governed by Section 2.12 of this Article II.